December 19, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (412) 762-4507

Richard J. Johnson
Chief Financial Officer
PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707

Re: PNC Financial Services Group, Inc.
Form 10-K filed March 01, 2007
File No. 001-09718

Dear Mr. Johnson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant